SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 269

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60606

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 269

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


               SUBJECT TO COMPLETION, DATED JUNE 17, 1998
                         AS AMENDED JULY 2, 1998

       RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 7

The Trust. FT 269 (the "Trust") is a unit investment trust consisting of a portfolio of common stocks issued by financial institutions and insurance companies which are incorporated or headquartered in the United States (the "Equity Securities").

The objective of the Trust is to provide for a high level of potential capital appreciation and increasing dividend income by investing the Trust's portfolio in the Equity Securities. See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved.

Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, divided by the number of Units outstanding, plus a maximum sales charge of 4.75% (equivalent to 4.987% of the net amount invested). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The estimated organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period. The secondary market Public Offering Price per Unit will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust plus a maximum sales charge of 4.75% (equivalent to 4.987% of the net amount invested) subject to reduction of 1/2 of 1% on each _____, beginning _____, 1999 to a minimum sales charge of ___%. The minimum amount which an

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                             Ryan Beck & Co.

               The date of this Prospectus is _____, 1998 investor may purchase of the Trust is $5,000 ($2,000 for IRAs and other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. See "Public Offering-How is the Public Offering Price Determined?"

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity
Securities in the Trust) on the Initial Date of Deposit was $     per
Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distributions will be realized in the future.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his or her pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, both the Sponsor and the Underwriter intend to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?"

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates, economic recession or increased regulation of financial institutions and insurance companies. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. See "What are the Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                     of the Equity Securities-_____, 1998

               Underwriter:   Ryan, Beck & Co.
                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                         1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $
    Sales Charge of 4.75% of the Public Offering Price per Unit
        (4.987% of the net amount invested)                                                                   $
    Public Offering Price per Unit (3)                                                                        $
Sponsor's Initial Repurchase Price per Unit (4)                                                               $
Redemption Price per Unit (based on aggregate underlying value of Equity Securities) (4)                      $

CUSIP Number
Security Code
First Settlement Date                      _____, 1998
Mandatory Termination Date                 _____, 2002
Discretionary Liquidation Amount           The Trust may be terminated if the value thereof is less than the lower of
                                           $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                           Trust during the initial offering period.
Trustee's Annual Fee                       $___ per Unit outstanding.
Evaluator's Annual Fee                     $___ per Unit outstanding, payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                        Maximum of $___ per Unit outstanding annually payable to an affiliate of the
                                           Sponsor.
Estimated Organizational
     and Offering Costs (6)                $___ per Unit.
Income Distribution Record Dates           Fifteenth day of each February, May, August and November commencing _____, 1998.
Income Distribution Dates (7)              Last day of each February, May, August and November commencing _____, 1998.

____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $____ per Unit.

(6) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period (approximately one month). See "Public Offering" and "Statement of Net Assets."

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

       RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 7
                                 FT 269

What is the FT Series?

FT 269 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). The FT Series was previously known as The First Trust Special Situations Trust. This Series consists of an underlying separate unit investment trust designated as: Ryan Beck Banking and Insurance Opportunity Trust, Series 7. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of the Equity Securities, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide for a high level of potential capital appreciation and increasing dividend income. In the opinion of Ryan, Beck & Co. (the "Underwriter"), these benefits may stem from the following factors: strong fundamentals, industry takeover activity, favorable interest rates and market conditions. The Equity Securities have been selected for the Trust by the Underwriter's experienced research analysts based upon their comprehensive understanding of the fundamental factors influencing financial institutions and insurance companies. The factors considered in choosing the financial institutions and insurance companies for the Trust include expected earnings growth, dividend potential, low relative valuations, asset quality, franchise strength and possible acquisition value.

The financial services sector can be expected to benefit as more individuals invest and save for the future. Due to the strong U.S. economy, the Underwriter believes that financial institutions' earnings will continue to be positively impacted as businesses and consumers increase their borrowings. In the opinion of the Underwriter, the economic expansion will also continue to benefit insurance companies through increased demand for personal and commercial insurance products. Insurance companies with product and/or distribution niches may realize additional earnings potential.

Both the financial institutions industry and the insurance industry continue to experience significant consolidation activity. In the Underwriter's opinion, certain of the Equity Securities selected for the Trust, because of attractive fundamentals and franchises, may be potential acquirors and/or acquisition targets. Investors may benefit from companies expanding their earnings potential through acquisitions, and the resulting efficiency gains and market share expansion. Investors may also benefit from takeover premiums if certain companies in the Trust are acquired.

It is important to note, however, that financial institutions and insurance companies are subject to the adverse effects of volatile interest rates, economic recession, potential asset quality problems, increased competition from new entrants and the potential for increased regulation of financial institutions and insurance companies.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Trust. There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units of the Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or cash will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as Evaluator for the Trust, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price

Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by the Trust. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units is allocated among the pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution. A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph
(a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trust consists of different issues of Equity Securities issued by financial institutions and insurance companies and are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Ryan Beck Banking and Insurance Opportunity Trust, Series 7?" for a general description of the companies.

What are the Equity Securities Selected for Ryan Beck Banking and
Insurance Opportunity Trust, Series 7?

The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

Risk Factors. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions and insurance industries in general.

Financial Institutions. Financial institutions, banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest income. Recent profits have benefited from a favorable interest rate environment allowing for a relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Commercial loan demand for banks has not been robust and an increasing number of commercial loans have been securitized, which may have a potentially adverse effect on the market share of the commercial banking system. Bank and thrift institutions have received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsides, this income is expected to diminish to a lower level. Economic conditions in the real estate markets, which have been weak in the recent past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate, as has recently been the case for a number of banks and thrifts with respect to commercial real estate in the northeastern and southwestern regions of the United States. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated competitors. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Ongoing consolidation of the industry is likely to increase as a result. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited monies can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other service companies such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, recent legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to year 2000 credit risk.

Insurance Companies. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Multiline insurance companies provide property and casualty coverage, as well as life and health insurance. The Trust may also invest in diversified financial companies with subsidiaries (including insurance brokerage, reciprocals and claims processors) engaged in underwriting, reinsuring, selling, distributing or placing insurance with independent third parties.

Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Underwriter is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds (Environmental Clean-up

Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

General. The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation. In fact, no Equity Security will be sold prior to termination of the Trust (except to satisfy redemption requests or to pay expenses and in certain other limited circumstances) even if the Underwriter comes to believe that such Equity Security no longer has the potential for capital appreciation, or issues a "sell" recommendation with respect to such Equity Security.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that because the Underwriter uses the list of Equity Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, the Underwriter may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interests of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust. Investors should also note that Equity Securities will not be removed from the Trust and additional Units of the Trust may be created even if the Underwriter no longer believes certain or all of the Equity Securities have the potential to provide capital appreciation and increasing dividend income over the life of the Trust or issues a sell recommendation regarding any of the Equity Securities included in the Trust.

The Underwriter has acquired or may acquire the Equity Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. The Underwriter has performed investment banking services for certain of the issuers of the Equity Securities.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of the Trust) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from the Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity

Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trust or the issuers of the Equity Securities. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sales prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, divided by the number of Units outstanding, plus a sales charge of 4.75% (equivalent to 4.987% of the net amount invested). In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The estimated organizational and offering costs will be deducted from the assets of the Trust as of the close of the initial offering period. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a maximum sales charge of 4.75% of the Public Offering Price, divided by the number of outstanding Units of the Trust.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sales prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus estimated organizational and offering costs, divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sales prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, divided by the number of outstanding Units of the Trust.

The minimum amount which an investor may purchase of the Trust is $5,000 ($2,000 for IRAs and other retirement plans). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

Number of Units*                     Discount
________________                     ________
10,000 to 24,999                     0.50%
25,000 to 49,999                     1.00%
50,000 or more                       1.50%

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10.00 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter and broker/dealers, banks or other selling
agents and their subsidiaries, the sales charge is reduced by      % of
the Public Offering Price for purchases of Units during the primary and secondary public offering periods.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of documentation evidencing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency
commission of       % of the Public Offering Price, and, for secondary
market sales,      % of the Public Offering Price (or 65% of the then
current maximum sales charge after _____, 1999).

Effective on each _____, commencing _____, 1999, such sales charge will
be reduced by 1/2 of 1% to a minimum sales charge of         %. However,
resales of Units of the Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

What are the Sponsor's and Underwriter's Profits?

The Underwriter of the Trust will receive a gross sales commission equal to 4.75% of the Public Offering Price of the Units (equivalent to 4.987% of the net amount invested) less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and others. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments." During the initial offering period, the Sponsor, Underwriter, dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the Sponsor, Underwriter, dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.75% subject to reduction beginning _____, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, both the Sponsor and the Underwriter intend to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor or Underwriter may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE UNDERWRITER OR SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee.

Unit holders will hold their Units in uncertificated form (i.e., book entry). The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Units are transferable by presentation to the Trustee of a written instrument or instruments of transfer. A Unit holder must sign the instrument or instruments of transfer exactly as his or her name appears on the records of the Trustee with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Although no such charge is now made or contemplated, a Unit holder may be required to pay any governmental charge that may be imposed in connection with the transfer or exchange of Units.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his or her Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tendering to the Trustee, at its corporate trust office in the City of New York, a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. During the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or at the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor or Underwriter?

The Trustee shall notify the Sponsor and Underwriter of any tender of Units for redemption. If the Sponsor's or Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, the Sponsor or the Underwriter may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or the Underwriter may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor or the Underwriter does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor or the Underwriter will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor or the Underwriter.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Ryan, Beck & Co. ("Ryan Beck") is one of the nation's leading investment banking firms providing investment banking and consulting services to regional and community financial institutions. Ryan Beck was organized in 1946 and has been publicly held since 1986. The firm is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Ryan Beck maintains sales and research departments that specialize in the securities of the financial services industry, including banks, thrifts and insurance companies. Ryan Beck has positioned itself among the largest market makers for such securities. Ryan Beck's Corporate Finance Department is dedicated to financial institutions, and it is one of the nation's largest such specialized groups. It provides a full range of advisory services in connection with mergers and acquisitions, capital formation, branch sales, bank holding company formation and development, shareholder/investor relations and financial management issues.

The research team for the Ryan Beck Banking and Insurance Opportunity Trust is led by Lawrence W. Cohn, CFA, Senior Vice President. Mr. Cohn has followed the banking industry for 27 years. Before joining Ryan Beck as Director of Research, Mr. Cohn was the senior banking analyst at Paine Webber. Prior to joining Paine Webber, Mr. Cohn was a Managing Director at The Chase Manhattan Bank, providing investment banking services to commercial banks. Before joining Chase, Mr. Cohn was senior banking analyst at Drexel Burnham Lambert, Merrill Lynch, and Dean Witter Reynolds. In 1993, Mr. Cohn was ranked as the #1 banking analyst by the Wall Street Journal, and he has been designated a runner-up by Institutional Investor Magazine in its All-Star Analyst Poll for 10 years, most recently in 1995. Mr. Cohn is a Chartered Financial Analyst and has been a member of both the New York Society of Securities Analysts and the Bank and Financial Analysts Association for the last 20 years.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to the Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to and no later than the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:

                                                                                                              Number
Name                                       Address                                                            of Units
______                                     _________                                                          ________
Ryan, Beck & Co.                           220 South Orange Avenue
                                           Livingston, New Jersey 07039                                       ========

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales commission and the Underwriter concession listed below. The Underwriter concession will be calculated as a percentage of the Public Offering Price per Unit according to the following schedule:

Underwriting                                   Concession
____________________________________           __________
Less than $5,000,000                           3.65%
$5,000,000 but less than $10,000,000           3.75%
$10,000,000 or more                            3.90%

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. The Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in the Trust's portfolio, so there may be a gain or loss when Units are sold.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 269

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 269, comprised of Ryan Beck Banking and Insurance Opportunity Trust, Series 7, as of the opening of business on _____, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on _____, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 269, comprised of Ryan Beck Banking and Insurance Opportunity Trust, Series 7, at the opening of business on _____, 1998 in conformity with generally accepted accounting principles.


                                      ERNST & YOUNG LLP

Chicago, Illinois
_____, 1998

                                                  Statement of Net Assets

              RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 7
                                                                   FT 269
    At the Opening of Business on the Initial Date of Deposit-_____, 1998

                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                    $
Less accrued organizational and offering costs (3)                                                             (  )
                                                                                                             __________
Net assets                                                                                                   $
                                                                                                             ==========
Units outstanding
                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                        $
Less sales charge (4)                                                                                          (  )
Less estimated organizational and offering costs (3)                                                            ___
                                                                                                             __________
Net Assets                                                                                                   $
                                                                                                             ==========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $             issued by The
Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $___ per Unit, based upon the expected number of Units of the Trust to be created. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) The aggregate cost to investors includes a sales charge computed at the rate of 4.75% of the Public Offering Price (equivalent to 4.987% of the net amount invested), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments

              RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 7
                                                                   FT 269
    At the Opening of Business on the Initial Date of Deposit-_____, 1998

                                                                                    Percentage      Market       Cost of
                                                                                    of Aggregate    Value        Equity
Number       Ticker Symbol and                                                      Offering        per          Securities
of Shares    Name of Issuer of Equity Securities (1)                                Price           Share        to Trust (2)
_________    _______________________________________                                ___________     _______      ___________
                                                                                       %            $            $
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %
                                                                                       %

                            Total Investments                                       100%                         $
                                                                                    ========                     ========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $           and $             , respectively.

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Page 30


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Page 31


CONTENTS:

Summary of Essential Information:
Ryan Beck Banking and Insurance Opportunity Trust,

    Series 7                                              3
FT 269:
    What is the FT Series?                                4
    What are the Expenses and Charges?                    5
    What is the Federal Tax Status of Unit Holders?       6
    Are Investments in the Trust Eligible for
        Retirement Plans?                                 9
Portfolio:
    What are the Equity Securities?                       9
    What are the Equity Securities Selected for
        Ryan Beck Banking and Insurance Opportunity
          Trust, Series 7?                                9
        Risk Factors                                     10
    What are Some Additional Considerations
        for Investors?                                   14
Public Offering:
    How is the Public Offering Price Determined?         16
    How are Units Distributed?                           17
    What are the Sponsor's and Underwriter's Profits?    18
    Will There be a Secondary Market?                    18
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                 19
    How are Income and Capital Distributed?              19
    What Reports will Unit Holders Receive?              20
    How May Units be Redeemed?                           20
    How May Units be Purchased by the Sponsor
        or Underwriter?                                  21
    How May Equity Securities be Removed
        from the Trust?                                  22
Information as to Underwriter, Sponsor, Trustee
and Evaluator:
    Who is the Underwriter?                              22
    Who is the Sponsor?                                  23
    Who is the Trustee?                                  23
    Limitations on Liabilities of Sponsor  and Trustee   24
    Who is the Evaluator?                                24
Other Information:
    How May the Indenture be Amended or Terminated?      24
    Legal Opinions                                       25
    Experts                                              25
Underwriting                                             25
Report of Independent Auditors                           27
Statement of Net Assets                                  28
Notes to Statement of Net Assets                         28
Schedule of Investments                                  29

                        ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                               Ryan, Beck & Co.

       RYAN BECK BANKING AND INSURANCE OPPORTUNITY TRUST, SERIES 7

                            Ryan, Beck & Co.
                         220 South Orange Avenue
                      Livingston, New Jersey 07039
                             1-800-342-2325

                            603 Village Blvd.
                     West Palm Beach, Florida 33409
                             1-800-793-7226

                            150 Monument Road
                     Bala Cynwyd, Pennsylvania 19004
                             1-800-223-8969

                            740 Broad Street
                      Shrewsbury, New Jersey 07702
                             1-888-231-7226

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132
                            Security Code:

                               _____, 1998

                     PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 32





                           MEMORANDUM

                           Re:  FT 269

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 255, which is the current fund, and FT 269, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 255 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 269 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 2, 1998.

                           FT 269
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                        Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        July 2, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securiites
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


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                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.





                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  269  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).






___________________________________
* To be filed by amendment.

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